    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER, 9, 2003

                                                      REGISTRATION NO. 333-71784
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                            JB OXFORD HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             UTAH                               6200                            95-4099266
(State or Other Jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)            Identification No.)

                               ------------------

 9665 WILSHIRE BLVD., SUITE 300, BEVERLY HILLS, CALIFORNIA 90212, (310) 777-8888
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             CHRISTOPHER L. JARRATT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            JB OXFORD HOLDINGS, INC.
                         9665 WILSHIRE BLVD., SUITE 300
                         BEVERLY HILLS, CALIFORNIA 90212
                                 (310) 777-8888
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                      WITH COPIES OF ALL COMMUNICATIONS TO:
                             DARRELL C. SMITH, ESQ.
                         SHUMAKER, LOOP & KENDRICK, LLP
                           101 EAST KENNEDY BOULEVARD
                                   SUITE 2800
                              TAMPA, FLORIDA 33602
                                 (813) 229-7600

                               ------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Post-Effective Amendment to Registration Statement.

                               ------------------

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If any of the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

================================================================================

PROSPECTUS                                                      DECEMBER 8, 2003

                                10,000,000 SHARES
                            JB OXFORD HOLDINGS, INC.
                                  COMMON STOCK

         This prospectus relates to 10,000,000 shares of common stock that we may issue from time to time in connection with acquisitions of assets or businesses. We intend to concentrate our acquisitions in areas related to or that would complement or expand our current business. We will furnish this prospectus to the owners of such businesses, assets or securities to be acquired. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus. As of the date of this Prospectus, we have issued 707,407 shares of common stock under the Registration Statement of which this Prospectus is a part in connection with acquisitions which have been adjusted to 70,741 shares as a result of the 1 for 10 reverse stock split effective October 2002. See "Plan of Distribution."

         We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between our representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. See "Plan of Distribution."

         We will pay all expenses of this offering. We do not expect to pay underwriting discounts or commissions, although we may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

         We may, in our discretion, pursuant to agreements reached separately with regard to each acquisition that we conduct, permit individuals or entities who receive shares of our common stock in connection with such acquisitions to use this prospectus to cover resales of those shares. See "Selling Shareholders" for the identity of any such individuals or entities.

         Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "JBOH." On November 10, 2003, the last reported sale price for our common stock was $3.25 per share.

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES OR SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

                 THE DATE OF THIS PROSPECTUS IS DECEMBER 8, 2003

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary .....................................................     3
Selected Consolidated Financial Information.............................     4
Risk Factors ...........................................................     5
Special Notice Regarding Forward-Looking Statements.....................    10
Price Range of Common Stock.............................................    11
Dividend Policy.........................................................    11
Capitalization..........................................................    11
Recent Accounting Pronouncements........................................    12
Quantitative and Qualitative Disclosures About Market Risk..............    13
Business................................................................    13
Properties..............................................................    17
Legal Proceedings.......................................................    17
Management .............................................................    18
Principal Shareholders .................................................    24
Certain Relationships and Related Transactions .........................    25
Description of Capital Stock ...........................................    25
Limitation of Liability and Indemnifications ...........................    27
Transfer Agent and Registrar ...........................................    27
Plan of Distribution ...................................................    27
Selling Shareholders ...................................................    28
Legal Matters ..........................................................    30
Experts ................................................................    30
Available Information ..................................................    30

                               PROSPECTUS SUMMARY

         This summary highlights selected information and may not contain all the information that is important to you. We encourage you to read the entire prospectus, the documents incorporated by reference in this prospectus and the other documents to which this prospectus refers. As used in this prospectus, all references to "JB Oxford," "we," "us" and all similar references, are to JB Oxford Holdings, Inc. and its consolidated subsidiaries.

         This prospectus (including the information incorporated by reference) contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. See, "Special Notice Regarding Forward-Looking Statements."

OUR COMPANY

         Through our wholly-owned subsidiaries, we are engaged in the business of providing brokerage and related financial services to retail customers and broker-dealers nationwide. We are a fully integrated company, providing retail brokerage services, clearing services and market making services to our customers. Our business is headquartered in Los Angeles and we have additional branches in New York and Minneapolis.

         Our primary subsidiary is National Clearing Corp, dba JB Oxford & Company, a registered broker-dealer offering the following services: (i) providing discount and electronic brokerage services to the investing public;
(ii) providing clearing and execution services to independent broker-dealers on a fully-disclosed basis; and (iii) acting as a market maker in stocks traded on NASDAQ National Market System and other national exchanges.

         For the year ended December 31, 2002, our consolidated revenues were approximately $22,388,000, which consisted primarily of commission and interest income from our discount and electronic brokerage division.

         We were incorporated in Delaware on March 31, 1987, and changed our state of incorporation to Utah in 1990. Our principal executive offices are located at 9665 Wilshire Blvd., Suite 300, Beverly Hills, California 90212, and our telephone number is (310) 777-8888. We have additional branches in New York and Minneapolis. Our website is www.jboxford.com. The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock.

RECENT DEVELOPMENTS

         Our main operating subsidiary, JB Oxford recently received permission from the NASD to transfer its name and retail accounts to another of our wholly owned subsidiaries, Stocks 4 Less, Inc. Stocks 4 Less will be renamed JB Oxford & Company and will become an introducing retail broker. The existing JB Oxford & Company has been renamed National Clearing Corp. and will continue to provide clearing and execution services and market making activities, but will no longer maintain retail accounts. National Clearing Corp will continue to use the JB Oxford name until the split is effectuated. We believe that separating the retail discount and electronic brokerage services from the clearing and execution services will better position us to provide clearing services to other retail brokerage firms that may compete with JB Oxford's retail brokerage services. The transfer of business occurred on October 1, 2003.

         On April 30, 2003, as required by applicable SEC rules, we filed the following notice with the SEC and the NASD: In accordance with SEC Rule 15c3-3(i), 17 C.F.R. 240.15c3-3(i), please be advised that the firm has been notified by the SEC, in the course of a routine examination, that certain of the securities in its reserve deposit accounts constitute non-qualified securities and that accordingly, the firm has had a historical deficiency in its required reserve deposits since in or about September 2002. The range of the deficiencies has been between approximately $120 and $145 million dollars. The deficiencies were corrected as of May 16, 2003.

         Between mid-2002 and mid-2003, JB Oxford had several institutional clients and correspondent brokerage firms that engaged in mutual fund trading. The Company has provided documents and/or testimony to the SEC and the New York State Attorney General's Office under subpoena regarding mutual fund trading by these former clients and/or correspondent brokerage firms. The Company is continuing to cooperate with the SEC and all applicable regulatory organizations. On November 6, 2003, the Company received a "Wells Notice" from the staff of the SEC's Los Angeles office, stating its intention to recommend that the SEC institute civil and administrative proceedings against the Company seeking injunctive relief, disgorgement, prejudgment interest and civil penalties for alleged violations of ss.ss.8(a) and 17(a) of the Securities Exchange Act of 1933, ss 10(b), 15(b), and 21(c) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and ss.ss. 9(b) and 9(f) of the Investment Company Act of 1940 and Rule 22c-1 thereunder. Under the Wells procedure, the Company has an opportunity to respond to the SEC before any action is taken. The Company has responded and is hopeful that its response will lead to a satisfactory resolution of these matters, although there is no assurance that such resolution can be reached. We could incur substantial penalties and/or legal fees due to the industry-wide mutual fund trading investigations and potential incumbent litigation matters.

         On September 4, 2003 we entered into a settlement and release agreement with OCC Venture, LLC ("OCC") associated with the abandonment of the lease in Oakland, California. The terms of the agreement called for an initial payment of $500,000; the execution of a non-interest bearing promissory note in the amount of $611,111 due in 44 equal monthly payment commencing October 1, 2003; and the issuance of 120,000 shares of our common stock. The lease was assumed, as a part of the acquisition of customer accounts from Mr. Stock had a remaining term through August 2010. As of July 1, 2003, the total financial obligation remaining under the lease was approximately $4,400,000 over seven years. The abandonment of lease was charged to earnings in the second quarter of 2003.

RECENT ACQUISITIONS

         Commencing in 2001 and continuing to date, we have completed the acquisition of customer accounts from six different broker-dealers. Payment for these acquisitions has been and will continue to be cash, stock or a combination thereof, and to date, we have issued 707,407 (pre reverse split shares) shares of common stock under the Registration Statement of which this Prospectus is a part.

                            JB OXFORD HOLDINGS, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following selected consolidated statements of income and balance sheet data for the five fiscal years ended December 31, 2002, are derived from our audited consolidated financial statements. The consolidated financial statements and their notes for each of the three fiscal years ended December 31, 2002, and the report of independent public accountants for those years are included elsewhere in this prospectus. The selected consolidated financial statements should be read in conjunction with the consolidated financial statements and their notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus, or incorporated by reference.

                                   Nine Months Ended
                                     September 30,                           Years Ended December 31,
                               -----------------------     ---------------------------------------------------------------
                                 2003          2002          2002          2001          2000         1999         1998
                               ---------     ---------     ---------     ---------     ---------    ---------    ---------
                              (Unaudited)   (Unaudited)

INCOME STATEMENT DATA:
Revenues                       $  14,005     $  16,730     $  22,388     $  35,348     $ 100,862    $ 104,212    $  67,268
Net Income (Loss) Before
   Extraordinary Item             (3,607)       (5,012)       (7,474)       (6,942)        4,973       10,008       (1,839)
Net Income (Loss)                 (3,607)       (5,012)       (7,474)       (6,942)        4,973       10,445       (1,839)
Basic Earnings (Loss) Per
   Share Before
   Extraordinary Item              (2.37)        (3.51)        (5.21)        (4.95)         3.50         7.00        (1.30)
Basic Earnings (Loss) Per
Share                              (2.37)        (3.51)        (5.21)        (4.95)         3.50         7.31        (1.30)
Diluted Earnings (Loss) Per
   Share Before
   Extraordinary Item              (2.37)        (3.51)        (5.21)        (4.95)         2.25         4.31        (1.30)
Diluted Earnings (Loss) Per
Share                              (2.37)        (3.51)        (5.21)        (4.95)         2.25         4.49        (1.30)
Dividends                           --            --            --            --            --           --           --

BALANCE SHEET DATA:
Total Assets                   $ 258,070     $ 286,866     $ 264,585     $ 262,439     $ 352,254    $ 497,739    $ 405,990
Long-term and Subordinated
   Debt                             --            --            --            --           3,734         --          1,250
Liabilities (Excluding
   Long-Term)                    244,923       268,199       248,362       239,656       318,628      471,368      390,374
Total Shareholders' Equity        13,147        18,667        16,223        22,783        29,892       26,371       15,617
Book Value Per Share*

                                    8.08         12.80         11.12         16.40         21.27        18.33        11.23

-----------

All per share amounts have been adjusted to give retroactive affect of the 1 for 10 reverse stock split effective in October 2002.

* Computed using shareholders' equity divided by total outstanding stock.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision in our securities. These risk factors are effective as of the date of this prospectus and shall be automatically amended through our future filings incorporated herein by reference. The risks and uncertainties described below are not the only ones we face and there may be additional risks that we do not presently know of or that we currently deem immaterial. All of these risks may impair our business operations. The forward-looking statements in this prospectus and in the documents incorporated herein by reference involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

WE COULD INCUR SUBSTANTIAL PENALTIES DUE TO THE INDUSTRY-WIDE MUTUAL FUND TRADING INVESTIGATIONS.

         In the course of the ongoing mutual fund investigations by the New York Attorney General, the SEC, and the NASD the Company has provided documents and testimony in response to subpoenas regarding mutual fund trading practices. The Company has cooperated fully in these investigations. On November 6, 2003, the Company received a "Wells Notice" from the staff of the SEC's Los Angeles office, stating its intention to recommend that the SEC institute civil and administrative proceedings against the Company seeking injunctive relief, disgorgement, prejudgment interest and civil penalties for alleged violations of ss.ss. 17(a) of the Securities Exchange Act of 1933, ss 10(b), 15(b), and 21(c) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and ss.ss.8(a) and 9(b) and 9(f) of the Investment Company Act of 1940 and Rule 22c-1 thereunder. Under the Wells procedure, the Company has an opportunity to respond to the SEC before any action is taken. The Company has responded and is hopeful that its response will lead to a satisfactory resolution of these matters, although there is no assurance that such resolution can be reached. . We could incur substantial penalties and/or legal fees due to the industry-wide mutual fund trading investigations and potential incumbent litigation matters.

WE HAVE INCURRED OPERATING LOSSES IN THE PAST AND MAY INCUR FUTURE OPERATING LOSSES.

         We incurred net operating losses of approximately $5.3 million for the nine months ended September 30, 2003, $11 million for the year ended December 31, 2002, and approximately $9 million in 2001. As direct result of the downturn in the U.S. securities markets that began in early 2000, and still continues, we have suffered a significant reduction in transaction volume, and consequently revenues. We continue to implement cost containment measures that have reduced our expenses. However, we cannot assure you that our negative cash flow and net losses from operations will not continue or increase for the foreseeable future. If we continue to incur losses and negative cash flow, we may need additional capital to fund working capital and cash flow deficits. There can be no assurance that such capital will be available to us, or if available, on terms that are not substantially dilutive to existing shareholders. Additionally, we could lose our lines of credit, which would greatly restrict our ability to finance our operations. Although we were profitable in 2000, we may never generate sufficient revenues to achieve or sustain profitability or generate positive cash flow.

OUR BUSINESS IS ADVERSELY AFFECTED BY DOWNTURNS IN THE U.S. SECURITIES MARKETS.

         We, like other securities firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. In recent years, the U.S. securities markets have fluctuated considerably and a downturn in these markets has adversely affected our operating results. In October 1987 and October 1998, the stock market suffered major declines, as a result of which many firms in the industry suffered financial losses, and the level of individual investor trading activity decreased after these events. Reduced trading volume and prices have resulted in reduced transaction revenues. In March 2000, the stock market entered into a protracted down-trend, resulting in reduced transaction volume, and consequently, revenues. In 2001, the stock markets were closed for four (4) days as a result of the events of September 11, which had a negative impact on our revenues. In 2002, low trading volume and financial losses continued. If world conflicts or any significant acts of terrorism continue to impact the U.S. financial markets, it could have a material adverse effect on our business, financial condition and operating results. When trading volume is low, our profitability is likely to be adversely affected because our overhead remains relatively fixed. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than we would.

DEMAND AND MARKET ACCEPTANCE FOR OUR SERVICES ARE SUBJECT TO A HIGH LEVEL OF UNCERTAINTY.

         The market for discount and electronic brokerage services, particularly over the Internet, is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Much of our growth will depend on consumers adopting the Internet as a method of doing business. The Internet could lose its viability due to slow development or adoption of standards and protocols to handle increased  activity,  or due to  increased  governmental  regulation.  Moreover, several key issues including security, reliability, cost, ease of use, accessibility and quality of service continue to be concerns and may negatively affect the growth of Internet use or commerce on the Internet.

WE ARE EXPOSED TO CERTAIN CREDIT RISKS WITH OUR CUSTOMERS.

         We sometimes allow customers to purchase securities on margin, therefore we are subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining and the value of the collateral we hold falls below the amount of a customer's indebtedness. Under specific regulatory guidelines, any time we borrow or lend securities, we must correspondingly disburse or receive cash deposits. If we fail to maintain adequate cash deposit levels at all times, we run the risk of loss if there are sharp changes in market values of many securities and parties to the borrowing and lending transactions fail to honor their commitments. If such losses are significant, it could have a material adverse effect on our business, financial condition and operating results.

OUR CLEARING OPERATIONS EXPOSE US TO LOSSES BEYOND THE LOSS OF BUSINESS.

         Our clearing operations expose us to risks that exceed the simple risk of loss of business due to loss of retail customers or correspondents. Broker-dealers engaged in clearing operations for other correspondent broker-dealers are exposed to losses beyond the loss of business. If the correspondent fails, possible losses include its obligations to customers and other third parties, and any losses in the correspondent's own trading accounts. We have established procedures to review a correspondent's own customer and firm accounts and activities in an effort to prevent such losses if a correspondent fails but there can be no assurance that such procedures will be effective in every case. Any such losses could have a material adverse effect on our business, financial condition and operating results.

OUR SUCCESS IS DEPENDENT UPON THE DEVELOPMENT AND ENHANCEMENT OF OUR SERVICES AND PRODUCTS.

         Our future success depends in part on our ability to develop and enhance our services and products. We recently introduced online bond trading and expanded our market maker and money management services that has changed our business mix. There can be no assurance that this change in our business mix will increase our revenues or otherwise be successful. There are significant risks in the development of new services and products or enhanced versions of existing services and products, particularly in our electronic brokerage business. We may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products. Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, our business, financial condition and operating results will be materially adversely affected.

THE DISCOUNT AND ELECTRONIC BROKERAGE SERVICES MARKET IS HIGHLY COMPETITIVE.

         The market for discount and electronic brokerage services is rapidly evolving and intensely competitive. We face direct competition from firms offering discount and electronic brokerage services such as Charles Schwab & Co., Inc., Fidelity Brokerage Services, Inc., TD Waterhouse Investment Services, Inc (a subsidiary of Toronto Dominion Bank)., Ameritrade, Inc. (a subsidiary of Ameritrade Holding Corporation), and E*TRADE Group, Inc. We also encounter competition from established full commission brokerage firms such as UBS Financial Services, Inc. (a subsidiary of UBS, AG), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney, Inc. (a subsidiary of Citigroup, Inc.), among other traditional firms which typically also offer their customers on-line services. In addition, we compete with financial institutions, mutual fund sponsors and other organizations. Further, the industry is currently undergoing consolidation, which may strengthen our competitors and this trend is expected to continue. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. In addition, many of our competitors have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from us. Our competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than we do. There can be no assurance that we will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on our business, financial condition and operating results.

THE LOSS OF SIGNIFICANT CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.

         While no single correspondent broker-dealer or customer represents more than 10% of our revenues, we have several significant customers whose loss, in the aggregate, could have a material adverse effect on our financial condition and operating results. While we believe that the likelihood of losing a substantial number of such customers is remote, there can be no assurance that such event will not occur.

OUR PLANS TO EXPAND THROUGH ACQUISITIONS OF OTHER COMPANIES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         During 2001 and 2002, we acquired approximately 35,800 customer accounts from six other broker-dealers at a total cost of $6,872,689 and we plan to continue to expand our business through strategic acquisitions. Our industry is currently undergoing consolidation and there is intensive competition for acquisitions, which may make acquisitions increasingly expensive. Any lack of capital for additional acquisitions may limit our ability to grow. We will be competing for acquisition opportunities with entities that have greater resources than we do and we plan on using our previously authorized, unissued common stock as consideration, which may limit our opportunities. Any issuance of our equity securities in acquisitions will have a dilutive effect on our current shareholders. We cannot assure you that we will be able to successfully identify, negotiate and consummate suitable acquisitions. In addition, there can be no assurance that any such acquisitions will generate profits. Furthermore, completed acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, assumption of unknown material liabilities, amortization of acquired intangible assets and potential loss of key employees and customers of acquired companies. We have limited experience in assimilating acquired organizations into our operations. We cannot assure you that we will be able to integrate successfully any operations, personnel, services or products that might be acquired in the future. Our failure to successfully complete and assimilate acquisitions could have a material adverse effect on our business, financial condition and operating results.

OUR BUSINESS IS DEPENDENT ON STRATEGIC RELATIONSHIPS WITH ONLINE AND INTERNET SERVICE PROVIDERS AND SOFTWARE AND INFORMATION SERVICES PROVIDERS.

         We have established a number of strategic relationships with online and Internet service providers and software and information service providers. There can be no assurance that any such relationships will be maintained, or that if they are maintained, they will be successful or profitable. Additionally, we may not develop any new such relationships in the future.

OUR  BUSINESS IS SUBJECT TO  EXTENSIVE  REGULATION  UNDER BOTH FEDERAL AND STATE
LAWS.

         The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. Because we are a self-clearing broker-dealer and provide clearing and execution services for our correspondents, we have to comply with many complex laws and rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. In addition, because we offer on-line trading to our customers we are subject to rules and regulations involving systems capacity, advertising and investor education, investor suitability, best execution, pricing of market data, day trading, customer privacy and electronic books and records. Although we periodically conduct internal compliance reviews of our systems and operations to identify and correct any deficiencies, there can be no assurance that we will be considered by regulatory authorities to be in full compliance with all of the rules and regulations applicable to us. See "Business-Securities Industries Practices" below. The SEC, the NASD or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a compliance system to ensure such compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could have a material adverse effect on our business, financial condition and operating results. Additionally, we could be adversely affected by negative publicity generated by such claims of noncompliance. Our mode of operation and profitability may be directly affected by additional legislation, changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules. We have had in the past an aggressive marketing campaign designed to bring brand name recognition to our registered broker-dealer, JB Oxford. All marketing activities by JB Oxford are regulated by the NASD, and JB Oxford compliance officers review all marketing materials prior to release. The NASD can impose certain penalties for violations of its advertising regulations, including censures or fines, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees. There can be no assurance that other federal, state or foreign agencies will not attempt to regulate our business. If such regulations are enacted, our business or operations would be rendered more costly or burdensome, less efficient or otherwise have a material adverse effect on our business, financial condition and operating results.

OUR FAILURE TO MAINTAIN THE NET CAPITAL LEVELS REQUIRED BY VARIOUS REGULATORS COULD ADVERSELY AFFECT OUR BUSINESS.

         The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a firm fails to maintain the required net capital it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, and could ultimately lead to the firm's liquidation. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Such operations may include trading activities and the financing of customer account balances. Also, our ability to withdraw capital from brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

WE COULD SUFFER SUBSTANTIAL LOSSES AND BE SUBJECT TO CUSTOMER LITIGATION IF OUR ELECTRONIC SYSTEMS WHICH SUPPORT ONLINE TRADING FAIL OR OUR TRANSACTIONS PROCESS IS SLOW.

         We receive and process trade orders through internal trading software, the Internet, and touch-tone telephone. Thus, we depend heavily on the integrity of the electronic systems supporting this type of trading. Heavy stress placed on our systems during peak trading times or interference from third parties over the Internet could cause our systems to operate too slowly or to fail. If our systems or any other systems in the trading process slow down significantly or fail even for a short time, our customers would suffer delays in trading, potentially causing substantial losses and possibly subjecting us to claims for such losses or to litigation claiming fraud or negligence. During a systems failure, we may be able to take orders by telephone. However, only associates with securities broker's licenses can accept telephone orders, and an adequate number of associates may not be available to take customer calls in the event of a systems failure. In addition, a hardware or software failure, power or telecommunications interruption, natural disaster or act of terrorism could cause a systems failure. Any systems failure that interrupts our operations could have a material adverse effect on our business, financial condition and operating results.

OUR BUSINESS COULD SUFFER IF WE CANNOT PROTECT THE CONFIDENTIALITY OF CUSTOMER INFORMATION.

         An important element of our operations is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to provide secure transmission of confidential information. While we have not experienced problems in the past, there can be no assurance that hackers, computer viruses and other problems will not result in a breach of security. If a compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and operating results.

THE TRADING PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS.

         During the past twelve months, our common stock traded as low as $1.60 and as high as $6.25 (all prices have been adjusted to reflect the one for ten reverse stock split which was effective October 15, 2002). Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by our company or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may consider comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet related companies in particular, have experienced extreme volatility that has often been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

YOUR INTERESTS AS A STOCKHOLDER MAY CONFLICT WITH OUR CONTROLLING SHAREHOLDERS, OUR CHIEF EXECUTIVE OFFICER AND OUR PRESIDENT.

         Our executive officers, directors and principal shareholders beneficially own approximately 56% of our outstanding common stock, including shares issuable upon conversion of certain debt. As a result, our controlling shareholders have the power to control or direct our business affairs including matters requiring stockholder approval. This concentration of ownership could effectively delay, defer or prevent a change in control or other significant corporate transactions that might give you the opportunity to realize a premium over our then prevailing stock price. In addition, various conflicts of interest may arise in the future as a result of our relationship with Third Capital Partners, LLC, ("Third Capital Partners"), a company controlled by our Chief Executive Officer and our President who also serve on our Board of Directors. Serving us as an officer and director as well as Third Capital Partners could result in our Chief Executive Officer and our President being placed in a conflict of interest should they have to make decisions which have materially different implications for us and for Third Capital Partners. Third Capital Partners receives management fees from us, which could influence decisions. In addition, Third Capital Partners is the beneficial owner of the aggregate principal sum of $5,418,696 of our 9% Secured Convertible Notes (the "Notes"). Third Capital Partners has extended the due date of the Notes from time to time but there can be no assurance that they will continue to do so in the future. Our inability to repay the Notes or otherwise obtain an extension from Third Capital Partners could have a material adverse effect on our financial condition.

THE LOSS OF CERTAIN KEY EXECUTIVE OFFICERS COULD HARM OUR BUSINESS.

         Our success is substantially dependent upon the continuing services of certain key executive officers, especially our Chief Executive Officer and our President. We do not have written employment agreements with our key executive officers and do not maintain "key person" life insurance on any of our executive officers. There can be no assurance that any of our executive officers will continue to work for us nor can there be any assurance that upon ceasing to work for us they will not compete against us. The loss of our Chief Executive Officer or President could have a material adverse effect on our business, financial condition and results of operations.

OUR SHAREHOLDER RIGHTS PLAN AND THE ABILITY OF OUR BOARD OF DIRECTORS TO ISSUE PREFERRED STOCK COULD DETER TAKEOVER BIDS EVEN IF THOSE BIDS ARE IN THE SHAREHOLDERS' BEST INTERESTS.

         We adopted a shareholder rights plan designed to encourage parties seeking to acquire us to negotiate with and seek the approval of our Board of Directors. In addition, we have 10,000,000 shares of authorized preferred stock, of which 9,800,000 remain available for issuance to third parties selected by management. Our shareholder rights plan and the ability of our Board of Directors to establish the terms and provisions of different series of preferred stock could discourage unsolicited takeover bids from third parties even if those bids are in the shareholders' best interests.

SECURITIES LITIGATION COULD ADVERSELY AFFECT OUR BUSINESS.

         The securities brokerage business involves substantial risks of liability and corresponding litigation including class action and other suits that generally seek substantial damages including punitive damages. Like other securities brokerage firms, from time to time we are named as a defendant in civil lawsuits and arbitrations. Any significant monetary judgments against us in the course of litigation could have a material adverse effect on our business, financial condition and operating results.

WE MAY BE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL.

         The success of our business is dependent upon having adequate levels of personnel with experience in the computer and brokerage business as well as persons with the necessary broker-dealer licenses. As a result of the prolonged market downturn, we have reduced our personnel by approximately 62% since January 2001 and in the event that there is a significant increase in demand for our products and services in the future we may not have adequate personnel to handle the demand which could have a material adverse effect on our business, financial condition and operating results. Further, there can be no assurance that we can retain our existing personnel especially those whose stock options are largely underwater and might have little long-term incentive to stay with us. We expect competition for qualified personnel to be intense in the event of a sustained upswing in the stock markets and there can be no assurance that we will be able to hire or retain skilled or licensed personnel to meet any increased demand.

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including the information incorporated by reference) contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus (and the documents incorporated by reference) might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" above and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                           PRICE RANGE OF COMMON STOCK

         Our common stock is traded in the over-the-counter market with prices quoted on the NASD's Automated Quotation System SmallCap market ("NASDAQ") under the trading symbol "JBOH." Quotations given are from NASDAQ and represent prices between dealers exclusive of retail mark-up, mark-down, or commission. They do not necessarily represent actual transactions.


                                                                 Quarter Ended
                                                   3-31-03        6-30-03         9-30-03
                                                --------------- -------------  ---------------
         Price range of common stock
           High                                       $3.30         $5.10            $6.25
           Low                                        $1.95         $2.13            $2.90
           Close at end of period                     $2.30         $4.46            $3.75

         ---------------------------------------------------------------------------------------------------

                                                                       Quarter Ended
                                                   3-31-02        6-30-02         9-30-02       12-31-02
                                                --------------- -------------  -----------------------------
         Price range of common stock
           High                                      $21.50        $15.20           $10.00         $4.83
           Low                                         9.90          7.50             2.60          1.60
           Close at end of period                     15.50         10.20             2.70          2.67

         ---------------------------------------------------------------------------------------------------

                                                                       Quarter Ended
                                                   3-31-01        6-30-01         9-30-01       12-31-01
                                                --------------- -------------  -----------------------------
         Price range of common stock
           High                                      $30.00        $21.50           $17.50        $13.80
           Low                                        11.50         10.00             7.50          8.70
           Close at end of period                     12.10         17.40            10.50         10.20

         ---------------------------------------------------------------------------------------------------

All per share amounts have been adjusted to give retroactive affect of the 1 for 10 reverse stock split effective in October 2002.

         The number of record holders of our common stock as of August 8, 2003 was 325. We believe the number of beneficial holders of our common stock as of June 30, 2003, the most recent date for which this data is available to us, was approximately 10,000.

                                 DIVIDEND POLICY

         We have not declared or paid cash dividends on our common stock. Given our past expansion and overall business growth, we believe it has been prudent to retain and increase our capital base. We do not currently anticipate paying cash dividends. Future payments of dividends will depend upon, among other factors, regulatory restrictions, our consolidated earnings, overall financial condition, and cash and capital requirements.

                                 CAPITALIZATION

         The following table sets forth our capitalization on an actual basis as of September 30, 2003 and December 31, 2002. This table should be read in conjunction with our consolidated Financial Statements and the Notes thereto applying elsewhere in this prospectus. The following table does not give consideration to the offering or offerings of the 9,292,593 shares that remain available for issuance under this prospectus because of the prospective nature of any such offering.

                                                                                 September 30,       December 31,
                                                                                     2003                2002
                                                                                  (Unaudited)
                                                                                   -----------       -----------
Shareholders' Equity:
  Common Stock, $.01 par value, 100,000,000 shares authorized,
    1,709,939 and 1,589,939 shares issued                                          $    17,099       $    15,899
Additional paid-in capital                                                          17,883,996        17,496,396
Retained earnings (deficit)                                                         (3,083,264)        1,329,564
Less:  Treasury stock 83,244 and 130,494 shares                                     (1,670,843)       (2,619,228)
                                                                                   -----------       -----------
    Total Shareholders' Equity:                                                    $13,146,998       $16,222,631
                                                                                   -----------       -----------

                        RECENT ACCOUNTING PRONOUNCEMENTS

         In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (FIN 45) to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees." FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a significant impact on the Company's financial position or results of operations.

         In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock Based Compensation -Transition and Disclosure-an amendment of FASB No.123." This Statement amends SFAS No.123 "Accounting for Stock-Based Compensation" (SFAS No.
123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. This Statement is effective for fiscal years beginning after December 15, 2002. The Company plans to continue to account for stock-based employee compensation under APB 25 to provide disclosure of the impact of the fair value based method on reported income. Employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Therefore, the existing option pricing models, such as Black-Scholes, do not necessarily provide a reliable measure of the fair value of employee stock options. Refer to Note 13 of the Notes to Consolidated Financial Statements for proforma disclosure of the impact of stock options utilizing the Black-Scholes valuation method.

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation be business enterprises of variable interest entities as defined in the interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. The Interpretation requires certain disclosures in the financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. We do not have variable interests in variable interest entities.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURES

         The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements. We are exposed to market risk related to changes in interest rates and equity security price risk. We do not have derivative financial instruments for speculative or trading purposes.

         Retail broker-dealers with clearing operations, such as us, are exposed to risks that exceed the simple risk of loss of business due to the loss of retail customers and/or correspondents. Broker-dealers engaged in clearing operations for other correspondent broker-dealers are exposed to losses beyond the loss of business in the event that the correspondent fails. These risks result where the total assets, securities held in inventory, and cash of the failed correspondent are insufficient to cover the unpaid customer debits, together with losses which may be generated in the correspondent's trading account. We have established procedures to review a correspondent's inventory and activities in an effort to prevent such losses in the event of a correspondent's failure.

         Areas outside our control which affect the securities market, such as severe downturns or declines in market activity, may cause substantial financial exposure. This is particularly true with regard to the receivables that are carried in customer margin accounts. A significant decline in market value may decrease the value of securities pledged in the margin accounts to a point that the margin loans would exceed such value. While we are authorized to liquidate the securities and to utilize the customer's account balances to cover any shortfall, in a worst case scenario, such collateral may not be sufficient to cover all losses.

INTEREST RATE SENSITIVITY AND FINANCIAL INSTRUMENTS

         For our working capital and reserves that are required to be segregated under federal or other regulations, we invest primarily in U.S. Treasury securities under agreements to resell. These agreements have maturity dates ranging from one to seven days, and do not present a material interest rate risk.

EQUITY PRICE RISK

         JB Oxford acts as a market maker for approximately 200 public corporations whose stocks are traded on the NASDAQ National Market System, NYSE or other national exchanges. JB Oxford selects companies in which it makes a market based on a review of the current market activity, and also to facilitate trading activity of its own and correspondent's clients. Market making may result in a concentration of securities which may expose us to additional risk; however, we do not maintain a significant inventory of equity securities.

                                    BUSINESS

         Through our wholly-owned subsidiaries, we are engaged in the business of providing brokerage and related financial services to retail customers and broker-dealers nationwide. We are a fully integrated brokerage firm, providing retail brokerage services, clearing services and market making services to our customers.

         We were incorporated in Delaware on March 31, 1987, and completed our initial public offering in September 1987. We changed our state of incorporation to Utah in 1990. Our business is headquartered in Los Angeles and we currently operate additional offices in New York and Minneapolis.

         Our primary subsidiary is National Clearing Corp dba JB Oxford & Company ("JB Oxford"). JB Oxford is a registered broker-dealer offering the following services: (i) providing discount and electronic brokerage services to the investing public; (ii) providing clearing and execution services to independent broker-dealers ("correspondents") on a fully-disclosed basis; and
(iii) acting as a market maker in stocks traded on NASDAQ National Market System and other national exchanges. For 2002, our consolidated revenues were $22,387,879, which consisted primarily of commission and interest income from discount and electronic brokerage division.

DISCOUNT AND ELECTRONIC BROKERAGE SERVICES

         In 1994, we began our strategy of providing retail investors a full line of brokerage services at discount prices. This strategy proved successful as few brokerage firms provided brokerage services at discount prices at that time. We were able to capitalize on this early position by providing customer service and attention comparable to that offered by larger full-service brokerage firms charging higher fees. Today, JB Oxford offers a full line of products and services to customers, which includes the ability to buy and sell securities, security options, mutual funds, fixed income products, annuities and other investment securities. JB Oxford customers are offered the choice of being assigned a personal account representative or calling directly our trading desk for order placement and account information. The marketing strategy implemented in recent years emphasizes this higher level of service compared to other discount brokerages.

         In 1995, in order to continue our commitment to providing a full line of brokerage services to our customers, we began providing electronic brokerage services. These services initially included computer trading through a dial-up networking connection and automated telephonic trading services. Since that time, we made many improvements to these services, including the launch of Internet trading in 1996. Through 2002, we continued to upgrade and improve our electronic brokerage technologies in order to provide our customers with the resources necessary to conveniently and economically execute securities transactions and access related financial information. In addition to our trading capabilities, our Internet site (www.jboxford.com) currently provides market quotes, charts, company research, and customer account information, such as cash balances, portfolio balances and similar information. To further enhance our brokerage services, JB Oxford began offering extended trading hours to its customers, allowing the placement of limit order trades (authorizing the purchase or sale of stock at a specified price or better) 45 minutes before and after traditional market hours.

         In early 2002 we redesigned our web site at www.jboxford.com to include an upgraded navigational scheme and richer financial content. The JB Oxford trading site provides integration of charts, market quotes, company research, customer account information such as cash balances and portfolio balances, and includes bond and mutual fund trading. Our online trading and electronic financial services include online bill payment and free ATM/check card for customers maintaining a minimum account balance. We are one of the few discount brokerages to also offer online bond trading service to customers.

         We also cater to customers within niche markets by providing services that address the particular needs of these customer bases. Examples of these markets include our efforts to develop divisions that cater specifically to Asian, Latin American and European customers. We serve the needs of the Asian American community and the Latin American community through our offices in the Los Angeles and New York. We provide discount brokerage services throughout Europe from our New York office. These niche-marketing efforts initially began as an outgrowth of our commitment to meeting the needs of our domestic U.S. customers, such as providing account representatives who are fluent in a customer's preferred language. With the growth in the electronic delivery of financial services, it is becoming economically feasible to provide these services to both domestic and international customers using the Internet. Currently we provide a link on our web site to allow customers to access their accounts and conduct online trading in the Chinese language. These markets did not constitute a material portion of our business in 2002. We intend to continue this niche marketing strategy in 2003.

CLEARING AND EXECUTION SERVICES

         JB Oxford is self-clearing and as of October 31, 2003, JB Oxford provided clearing and execution services for 12 correspondents. The clearing business offers a potential high return on capital, and management believes by careful selection and monitoring of its correspondents, this business can remain profitable. We continue to look for opportunities to selectively add new correspondents, in an effort to replace clearing business that has been lost through attrition and decreasing market volumes. In 2003, JB Oxford commenced clearing services for one new correspondent.

         The clearing relationship involves the sharing of broker-dealer responsibilities between the introducing broker and the clearing broker. JB Oxford's correspondents (i.e., introducing brokers) are responsible for all customer relationships, including customer contact, opening customer accounts, determining customer suitability, placing customer orders, and responding to customer inquiries. JB Oxford, acting as the clearing broker, generally provides clearing services including the receipt, confirmation, settlement, delivery and record-keeping functions involved in a securities transactions as well as providing back office functions such as: maintaining customer accounts; extending credit (in a margin account) to the customer; settling security transactions with the Depository Trust Clearing Corporation ("DTCC"); preparing customer trade confirmations and statements; performing certain cashiering and safe keeping functions; transmitting tax information to the customer and tax authorities; forwarding proxies and other shareholder information to customers; and similar activities.

         In providing clearing and execution services to correspondents, JB Oxford assumes certain responsibilities for the possession or control of customer securities and assets. As a result, JB Oxford's statements of financial condition reflect amounts receivable from customers on margin loans as well as amounts payable to customers and correspondents related to free credit balances held by JB Oxford for the benefit of its customers and correspondents.

         There are inherent risks in operating as a clearing agent. See "Risk Factors" above. Since JB Oxford makes loans to customers collateralized by customer securities, JB Oxford incurs the risk of a market decline that could reduce the value of the customer's underlying collateral securities below the customer's loan amount. For this reason, credit exposure must be monitored and actions must be taken on a timely basis to mitigate and minimize JB Oxford's exposure to these risks. JB Oxford mitigates its credit exposure by monitoring the adequacy of collateral from both individual customers and correspondents. Additionally, JB Oxford is subject to the margin rules established by the Board of Governors of the Federal Reserve System and the NASD.

         Acting as a clearing agent in the securities business requires both working capital and capital for regulatory requirements. See "Net Capital Requirements" below, for a more extensive discussion of capital requirements.

MARKET MAKING ACTIVITIES

         In order to facilitate the execution of security transactions for its own customers and the customers of its correspondents, JB Oxford acts as a market maker for approximately 200 public corporations whose stocks are traded on the NASDAQ National Market System, NYSE or other national exchanges. The number of companies for which we act as a market maker fluctuates depending upon various factors, including trading volume and the number of employees acting in a trading capacity.

         Generally, we do not maintain inventories of securities for sale to our customers. However, we do engage in certain principal transactions where, in response to a customer order, we will go at risk to the marketplace to attempt to capture the spread between the bid and offer. Most of our larger competitors are engaged in similar market making activities through subsidiaries or receive order flow payments from companies engaged in such market making activities. We believe we can maintain better control and be assured of proper best executions of customer trades by providing these market making services directly to our customers.

         Our  market  making   activities   concentrate   on  the  execution  of
unsolicited transactions for customers and are required to be in compliance with the NASD rules regarding best execution.

INTEREST INCOME

         We derive a portion of our income from interest generated on the margin accounts of our customers and, to a lesser extent, those of our correspondents. A margin account allows the customer to deposit less than the full cost of the security purchased while we lend the balance of the purchase price to the customer, secured by the purchased securities. Customers are charged interest on the amount borrowed to finance their margin transactions generally ranging from 0.25% below to 2.75% above the broker call rate, which is the rate at which brokers can generally obtain financing using margined and firm owned securities as collateral. As of September 30, 2003, the total of all debit balances held in active margin accounts was approximately $69,000,000. We finance our margin lending business primarily through customer free credit balances, stock loan and existing credit lines with commercial lenders.

         Pursuant to written agreements with customers, broker-dealers are permitted by the SEC's regulations to lend customer securities held as collateral in margin accounts. Customer free credit balances were approximately $191,000,000 million as of September 30, 2003. These credit balances are available to finance customer margin balances subject to the requirements of SEC rules. We also utilize stock loan arrangements with other broker dealers to finance customer debit balances.

         In addition to the above financing, JB Oxford has established uncommitted lines of revolving credit with banking institutions approximating $30,000,000 and uncommitted lines with broker dealers based upon available loan collateral.

SECURITIES INDUSTRY PRACTICES

         JB Oxford is registered with the SEC and the NASD and is a member of the following organizations: Chicago Stock Exchange, Pacific Stock Exchange, Cincinnati Stock Exchange, DTC, NSCC and Options Clearing Corporation. JB Oxford is registered as a securities broker-dealer in all 50 states and the District of Columbia. JB Oxford is also a member of the Securities Investors Protection Corporation, which provides JB Oxford's customers with insurance protection for amounts of up to $500,000 each, with a limitation of $100,000 on claims for cash balances. JB Oxford has also acquired an additional $10,000,000 per account, $50,000,000 in the aggregate, in insurance coverage through Lloyds of London as added protection for individual customers' securities, covering all clients of JB Oxford's fully-disclosed correspondents and discount customers.

         JB Oxford is subject to extensive regulation by federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD and the national securities exchanges. These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern the industry and conduct periodic reviews of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they do business. The SEC, self-regulatory organizations, and state securities commissions may conduct administrative proceedings that can result in censure, fine, suspension, or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and shareholders of broker-dealers. See "Risk Factors" below.

NET CAPITAL REQUIREMENTS

         JB Oxford is subject to SEC Rule 15c3-1, Net Capital Requirements For Brokers or Dealers, which establishes minimum net capital requirements for broker-dealers. Rule 15c3-1 is designed to measure financial integrity and liquidity in order to assure the broker-dealer's financial stability within the securities market. The net capital required under Rule 15c3-1 depends in part upon the activities engaged in by the broker-dealer.

         In computing net capital under Rule 15c3-1, various adjustments are made to exclude assets not readily convertible into cash and to reduce the value of other assets, such as a firm's position in securities. A deduction is made against the market value of the securities to reflect the possibility of a market decline prior to sale. Compliance with Rule 15c3-1 could require intensive use of capital and could limit JB Oxford's ability to pay dividends to us, which in turn could limit our ability to pay dividends to our shareholders. Failure to comply with Rule 15c3-1 could require us to infuse additional capital into JB Oxford, could limit our ability to pay our debts and/or interest obligations, and may subject JB Oxford to certain restrictions that may be imposed by the SEC, the NASD, and other regulatory bodies. Moreover, in the event that we cannot or elect not to infuse the additional capital or otherwise bring JB Oxford into compliance, JB Oxford would ultimately be forced to cease operations. See "Risk Factors" above.

         JB Oxford has elected to use the alternative method permitted by Rule 15c3-1, which requires it to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2003, JB Oxford had net capital of $9,562,900, which was $8,035,933 in excess of the minimum amount required. At December 31, 2002, JB Oxford had net capital of $9,452,719, which was $7,656,245 in excess of the minimum amount required.

COMPETITION

         The market for discount and electronic brokerage services is rapidly evolving and intensely competitive. We face direct competition from firms offering discount and electronic brokerage services such as Charles Schwab & Co., Inc., Fidelity Brokerage Services, Inc., TD Waterhouse Investment Services, Inc. (a subsidiary of Toronto-Dominion Bank), Ameritrade, Inc. (a subsidiary of Ameritrade Holding Corporation), and E*TRADE Group, Inc. We also encounter competition from established full commission brokerage firms such as UBS Financial Services, Inc. (a subsidiary of UBS, AG), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney, Inc. (a subsidiary of Citigroup, Inc.), among other traditional firms which typically also offer their customers on-line services. In addition, we compete with financial institutions, mutual fund sponsors and other organizations. Further, the industry is currently undergoing consolidation, which may strengthen our competitors and this trend is expected to continue.

EMPLOYEES

         As of October 31, 2003, we had approximately 88 employees. Beginning in January 2001 and continuing into 2003, we have reduced our workforce by approximately 62% due to market slowdown and reduction in transaction volume. As demand for our products and services increases in the future, we expect to need to correspondingly increase our personnel and there can be no assurance that we will be able to hire and retain qualified personnel.

                                   PROPERTIES

         Our principal offices and the principal offices of JB Oxford are located at 9665 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90212. As of September 30, 2003, we lease or conduct our operations from and have our administrative offices at the following locations:

                 LOCATION                  AREA (SQ. FEET)      PRINCIPAL USE                      LEASE
9665 Wilshire Blvd., 3rd, 2nd, 5th and         27,240       Corporate Headquarters           Expires Dec. 2010
8th Floors, Beverly Hills, CA 90212                         and JB Oxford

One Exchange Plaza, 19th & 20th Floor           6,050       JB Oxford                        Expires Jun. 2006
New York, NY 10006

109 South Seventh Street, Suite 111             1,100       JB Oxford                        Expires Feb. 2008
Minneapolis, MN 55402

9601 Wilshire Blvd., Suite GF-3                 8,258       JB Oxford                        Expires Jun. 2004
Beverly Hills, CA 90210


         Our office, and the offices and facilities of our subsidiaries, are considered by management to be generally suitable and adequate for their intended purpose. With our reductions in force over the past two years, some of our office space has been vacated. We negotiated an early release from our former Miami office, the Mr. Stock office in Oakland, and we have sublet excess space in Los Angeles.

                                LEGAL PROCEEDINGS

         We are a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to our clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. To date, these proceedings have not had a material effect on our financial condition or results of operations. However, there can be no assurance that in future periods these proceedings will not have a material adverse effect on our financial condition or results of operations. Those proceedings that management believes may have a significant impact on us is described below.

         In May 2002, we amended our agreement with the Los Angeles office of the United States Attorney's Office (the "USAO") extending the payment schedule for the balance owing under the settlement agreement entered into by us in 2001 to settle certain charges brought against it related alleged conduct which occurred in or about 1997 or earlier. Information regarding the charges and settlement have been previously reported in our Form 10-Q for the quarter ended March 31, 2002 and our Form 10-K for the year ended December 31, 2002. In February 2003, the Los Angeles office of the USAO agreed to extend the due date on the $500,000 payment then due under the Settlement Agreement. We made a partial payment of $50,000 on March 31, 2003, and the USAO has extended the time for any further payment until June 2, 2003. We are currently in negotiations for a further extension of the $450,000 balance of this payment. The final payment of $500,000 remains due on February 14, 2004. We originally accrued payments to the USAO and SEC totaling approximately $3.0 million. Because the SEC investigation closed without action or monetary assessment and due to the payments made to date, the amount accrued has been reduced to $950,000.

         In August 2002, JBOC, jointly and severally with several other unrelated respondents, was ordered by an arbitration panel to pay an award of $3.0 million in an arbitration matter conducted before the National Association of Securities Dealers (NASD) Dispute Resolution. The arbitration matter, Secured Equity Title and Appraisal Agency Corporation, Stanley J. Cohen, Receiver v. Monroe Parker Securities, Inc., et al, was filed in September 1998 and JBOC's sole involvement was limited to being the clearing broker for Monroe Parker Securities, Inc. JBOC filed a motion to vacate the arbitration award. During the last quarter of 2002, we entered into a settlement agreement with Secured Equity Title and Appraisal Agency Corporation, Stanley J. Cohen, Receiver (the "Receiver"), settling all claims between the parties, and resolving all then-pending litigation between us, our subsidiary JBOC and the Receiver and we recorded a settlement expense in 2002.

         This matter may also impact other litigation in which we are involved. As previously reported we have refused to pay approximately $1.9 million in promissory notes allegedly due EBC Trust and $1.0 million in subordinated debt allegedly due Oeri Finance, Inc., both of whom were named respondents in the Secured Equity Title matter and who the NASD ruled jointly and severally liable together with JBOC in the award. In our refusal to pay, we have asserted defenses and counterclaims, including a right of set-off related to other litigation, including the claims settled with Secured Equity. In January 2003, the US District Court, Central District of California, reversed the Magistrate's Order granting the assignee's application for writ of pre-judgment attachment against the assets of JB Oxford Holdings, Inc. All assets previously held by the US Marshall's office were returned to JB Oxford Holdings, Inc. As stated above, we have previously recorded liabilities of approximately $2.9 million on our balance sheet in notes payable and will seek to offset these payables by any amount ultimately paid pursuant to the NASD award. However, there can be no assurance that we will be successful in obtaining an offset of these payables.

         Between mid-2002 and mid-2003, JB Oxford had several institutional clients and correspondent brokerage firms that engaged in mutual fund trading. The Company has provided documents and/or testimony to the SEC and the New York State Attorney General's Office under subpoena regarding mutual fund trading by these former clients and/or correspondent brokerage firms. The Company is continuing to cooperate with the SEC and all applicable regulatory organizations. On November 6, 2003, the Company received a "Wells Notice" from the staff of the SEC's Los Angeles office, stating its intention to recommend that the SEC institute civil and administrative proceedings against the Company seeking injunctive relief, disgorgement, prejudgment interest and civil penalties for alleged violations of ss.ss.8(a) and 17(a) of the Securities Exchange Act of 1933, ss 10(b), 15(b), and 21(c) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and ss.ss. 9(b) and 9(f) of the Investment Company Act of 1940 and Rule 22c-1 thereunder. Under the Wells procedure, the Company has an opportunity to respond to the SEC before any action is taken. The Company has responded and is hopeful that its response will lead to a satisfactory resolution of these matters, although there is no assurance that such resolution can be reached. We could incur substantial penalties and/or legal fees due to the industry-wide mutual fund trading investigations and potential incumbent litigation matters.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus:


           NAME                             AGE                    POSITIONS WITH THE COMPANY
Christopher L. Jarratt..................    41       Director, Chairman of the Board and Chief Executive Officer
James G. Lewis..........................    38       Director, President and Chief Operating Officer
Barry S. Fischer........................    42       General Counsel and Secretary
Michael J. Chiodo.......................    46       Chief Financial Officer and Treasurer
Mark D. Grossi..........................    49       Director
David G. Mahood.........................    40       Director
Terry N. Pefanis........................    43       Director


         Christopher L. Jarratt has served as one of our directors and as our Chairman of the Board and Chief Executive Officer since June 1998. Mr. Jarratt currently serves on our board of directors only, however, since May 1997, Mr. Jarratt has served as a director of several publicly-traded companies. Since 1992, Mr. Jarratt has also served as President of Jarratt Associates, Inc., a company engaged in various investment activities. Mr. Jarratt has been Chief Manager of Third Capital, LLC, a company engaged in various investment and advisory activities, since September 1996 and Chief Manager and Chief Executive Officer of Third Capital Partners, LLP, a company engaged in various investment and advisory activities, since 1998.

         James G. Lewis has served as one of our directors and as our President and Chief Operating Officer since June 1998. From May 1994 through August 1996, Mr. Lewis was employed as an attorney with the law firm of Shumaker, Loop & Kendrick LLP, Tampa, Florida. Prior to that time, Mr. Lewis was employed as an attorney with the law firm of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Clearwater, Florida. Since September 1996, Mr. Lewis has been Chief Operating Officer and General Counsel of Third Capital, LLC, a company engaged in various investment and advisory activities.

         Barry S. Fischer has been the Executive Vice President for Legal & Compliance of the Company's subsidiary, JB Oxford & Company, since August 2002, and became General Counsel and Secretary of the Company in July 2003. Mr. Fischer had previously been the General Counsel and Chief Compliance Officer of two other broker/dealer firms, and prior to that, was a partner of the Boston, MA law firm of Bernkopf, Goodman & Baseman LLP.

         Michael J. Chiodo has served as our Chief Financial Officer and Treasurer since September 1997. Mr. Chiodo served as the Company's Acting Chief Financial Officer from August 1994 to September 1997 and joined the Company in 1990. Mr. Chiodo is also a former partner of the accounting firm of Sorensen, Chiodo & May.

         Mark D. Grossi has served as one of our directors since June 1998. Since 1992, Mr. Grossi has served as a director and Executive Vice President of Charter One Financial, Inc., a publicly-traded savings and loan holding company. Mr. Grossi also serves as Executive Vice President and Chief Retail Banking Officer of Charter One Bank, a subsidiary of Charter One Financial. Mr. Grossi is a director of Liberty Self-Stor, Inc., a publicly-traded real estate investment trust.

         David G. Mahood has served as one of our directors since November 1998. Since June 1997, Mr. Mahood has served as a director and Chief Executive Officer of MGC, Inc., a specialty contractor for laboratory and institutional equipment and furnishings, and as Sales and Operation Manager prior to that time.

         Terry N. Pefanis has served as one of our directors since March 2001. Since February 2003, Mr. Pefanis has been the Chief Operating Officer of Big Idea Productions, a privately held entertainment and communications company. In March 2001, Mr. Pefanis joined Gaylord Films, a theatrical motion picture production company, as Chief Operating Officer and Chief Financial Officer. From May 1997 to March 2001, Mr. Pefanis was the Chief Financial Officer of the Creative Content Group of Gaylord Entertainment Company, a publicly traded entertainment and communications company. From October 1994 through April 1997, Mr. Pefanis was a Corporate Finance and Internal Audit Director for Gaylord Entertainment Company.

BOARD OF DIRECTORS

         Our Board of Directors develops our business strategy and oversees our operations. It establishes the overall policies and standards for our company and reviews the performance of management in executing the business strategy. The directors are kept informed of our operations at meetings of the Board of Directors and our established committees, through reports and analyses presented to the Board of Directors, and by discussions with management.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Audit Committee assists the Board of Directors in fulfilling its responsibility of overseeing (1) the quality and integrity of our Company's accounting, auditing and financial reporting practices; (2) the compliance by the company with legal and regulatory requirements; and (3) the independence and performance of the company's internal and external auditors. The Audit Committee's current composition satisfies the regulations of the NASD governing audit committee composition, including the requirement that all audit committee members be "independent directors" as defined in the NASD listing standards. The Audit Committee reviews and discusses the financial statements with management. The Audit Committee also discusses with our independent public accountants the matters required by Statement on Auditing Standards ("SAS") No. 61, "Communication with Audit Committees," as amended by SAS No. 90. The Audit Committee consists of Mark D. Grossi, David G. Mahood, and Terry N. Pefanis.

         In April 1999, the Board of Directors established the Compensation Committee which consists of Messrs. Grossi, Mahood and Pefanis. The Compensation Committee reviews and makes recommendations regarding compensation and individual bonus programs for our executive officers. Stock options and restricted stock awards granted to our executive officers are also recommended by the Compensation Committee. The Compensation Committee submits its proposals and recommendations for compensation, bonus programs and equity based awards for our executive officers to the full Board for approval. The Compensation Committee subscribes to a total compensation program for our executive officers. The compensation program is composed of three elements: base salary, annual incentives and long-term equity based compensation.

         The Compensation Committee's overall policy is to offer our executive officers competitive cash and long-term equity based compensation opportunities based upon their personal performances, our financial performance and their personal contribution to our financial performance.

DIRECTOR COMPENSATION

         Non-employee directors are compensated $10,000 per quarter, as well as out of pocket expenses for each meeting attended in person. The chairmen of the compensation committee and audit committee receive no additional compensation for their duties. Employee directors are not compensated for meeting attendance.

         The Non-Employee Directors' Stock Option Plan, as amended (the "Directors' Stock Plan"), provides for the grant of non-qualified stock options to purchase 2,500 shares of our Common Stock to each non-employee director upon his or her initial election to the Board of Directors and an additional annual grant of 500 non-qualified stock options. See "Executive Compensation - Stock Option Plans."

EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth certain summary information regarding the compensation paid to those serving as our Chief Executive Officer and other executive officers (the "Named Executive Officers") as of December 31, 2002 for each of the last three completed fiscal years (all shares have been adjusted to reflect the one for ten reverse stock split which was effective October 15, 2002).

                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION             LONG-TERM COMPENSATION              ALL OTHER
                                                                                                      COMPENSATION
    NAME AND POSITION          YEAR      SALARY        BONUS       RESTRICTED        SHARES OF
     WITH THE COMPANY                                             STOCK AWARDS         STOCK
                                                                       (1)           UNDERLYING
                                                                                     OPTIONS (2)
Christopher L. Jarratt,        2002         --           --            --                --            $918,000  (3)
Chairman of the Board and      2001         --           --            --                --            $994,500  (3)
Chief Executive Officer        2000         --           --            --             32,500         $1,020,000  (3)

James G. Lewis, President      2002         --           --            --                --                  --  (3)
and Chief Operating            2001         --           --            --                --                  --  (3)
Officer                        2000         --           --            --              30,000                --  (3)
Michael J. Chiodo,             2002     $138,000       $7,400          --                --             $11,172  (4)
Chief Financial Officer        2001     $138,000      $32,000          --                --             $12,113  (4)
and Treasurer                  2000     $134,250      $15,507          --                200             $8,785  (4)
Scott G. Monson, General       2002     $120,000         $500          --                 --             $5,005  (5)
Counsel and Secretary*         2001     $120,000         --            --                --             $10,629  (5)
                               2000     $117,813      $25,000          --                200             $9,677  (5)


* Scott Monson was replaced by Barry Fischer as General Counsel and Secretary in 2003.

(1) Shares of Common Stock issued under the Company's Employee Stock Ownership Plan. See "Long-Term Incentive and Pension Plans."

(2) Options to purchase Common Stock granted pursuant to the Company's 1998 Stock Option and Award Plan. See "Stock Option Plans.

(3) The Company paid $918,000,  $994,500 and $1,020,000 for the years 2002, 2001 and 2000, respectively, to Third Capital for professional and advisory services, including the services of Messrs. Jarratt and Lewis. Mr. Jarratt is Chief Manager and Chief Executive Officer of Third Capital. Mr. Lewis is Chief Operating Officer and General Counsel of Third Capital. See "Employment Agreements and Compensation Arrangements."

(4) Other Compensation for 2002 includes $9,094 health insurance premiums paid by the Company, and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $2,078. Other Compensation for 2001 includes $7,966 health insurance premiums paid by the Company, $1,597 for life insurance premiums paid by the Company and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $2,550. Other Compensation for 2000 includes $5,892 for health insurance premiums paid by the Company, $1,213 for life insurance premiums paid by the Company and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $1,680.

(5) Other Compensation for 2002 includes $3,197 health insurance premiums paid by the Company, and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $1,808. Other Compensation for 2001 includes $2,759 for health insurance premiums paid by the Company, $6,070 for life insurance premiums paid by the Company and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $1,800. Other Compensation for 2000 includes $2,027 for health insurance premiums paid by the Company, $5,658 for life insurance premiums paid by the Company and contributions by the Company to the Company's 401(k) savings plan as a matching contribution in the amount of $1,992.

         This table excludes the value of certain incidental personal benefits. The incremental cost to the Company of providing such incidental personal benefits did not, for the current year, exceed the lesser of $50,000 or 10% of annual salary and bonus for any of the respective individuals named in the table as set forth.

         Chief Executive and Operating Officers' Compensation. Mr. Jarratt, the Company's Chairman of the Board and Chief Executive Officer, and Mr. Lewis, President and Chief Operating Officer, do not receive a base salary from the Company. Instead, the Company pays Third Capital for the services of Messrs. Jarratt and Lewis. During 2001, the Company continued to pay Third Capital professional and advisory services. The agreement between the Company and Third Capital provides for a monthly advisory fee of $85,000, however, Third Capital voluntarily reduced this fee by 10%, commencing October 2001. There can be no assurance that Third Capital will continue to accept the reduced fee in the future. In addition, Third Capital has waived its finder's fee, to which it is otherwise entitled, with respect to each of the four asset acquisitions the Company has engaged in over the past year. Again, there can be no assurance that Third Capital will continue to waive the finder's fee in future acquisitions. In April 2002, Messrs. Jarratt and Lewis voluntarily turned back 60,000 and 55,000 options to purchase common stock of the Company, respectively.

         Outside directors are compensated $10,000 per quarter, as well as out of pocket expenses for each meeting attended in person. The chairmen of the compensation committee and audit committee receive no additional compensation for their duties. Employee directors are not compensated for meeting attendance.

OPTION GRANTS IN 2002

         There were no options granted in 2002 to any of the Named Executive Officers.

OPTION VALUES AT DECEMBER 31, 2002

         The following table summarizes information concerning the number of unexercised options held by Named Executive Officers as of December 31, 2002. Also reported are values of "in-the-money" options, that is, the amount by which the exercise price of the option is exceeded by the last sale price of the Common Stock on December 31, 2002. No Named Executive Officer exercised any options in 2002 (all shares have been adjusted to reflect the one for ten reverse stock split which was effective October 15, 2002).

                                                                          VALUE OF UNEXERCISED
                                        NUMBER OF OPTIONS                 IN-THE-MONEY OPTIONS
                                       AT DECEMBER 31, 2002               AT DECEMBER 31, 2002

            NAME                  EXERCISABLE     UNEXERCISABLE         EXERCISABLE        UNEXERCISABLE
Christopher L. Jarratt             112,500            0                     0                    0
James G. Lewis                     105,000            0                     0                    0
Michael Chiodo                         400            0                     0                    0
Scott G. Monson                        400            0                     0                    0

STOCK OPTION PLANS

         We currently maintain three stock plans to attract and retain key employees and outside directors. The following is a brief discussion of each of the stock plans. All of the options have been adjusted to reflect the 10 for 1 reverse stock split effective October, 2002.

1994 STOCK OPTION PLAN

         Our 1994 Stock Option Plan provides for the grant of options to purchase an aggregate of 1,000,000 shares of our Common Stock. Each option has an exercise price equal to the fair market value of the Common Stock on the date of grant, except for incentive stock options to beneficial owners of 10% or more of the Common Stock, which must have an exercise price of 110% of fair market value on the date of grant. During 2003, no options were exercised and 5,000 were forfeited, under the 1994 Stock Plan and as of December 31, 2002 22,850 options were outstanding.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

         The Directors' Stock Plan provides for the grant of options to purchase an aggregate of 1,000,000 shares of our Common Stock. Under the terms of the Directors' Stock Plan, each non-employee director is granted non-qualified stock options to purchase 2,500 shares of our Common Stock upon his or her election as a director. In addition, the Directors' Stock Plan provides for an annual grant to non-employee directors of non-qualified stock options to purchase 500 shares of our Common Stock. Each option has an exercise price equal to the fair market value of the Common Stock on the date of the grant, and vests over a period of three years with one-third vesting on each anniversary date of the grant. As of December 31, 2002, 14,500 options had been granted under the Directors' Stock Plan.

1998 STOCK OPTION AND AWARD PLAN

         Our 1998 Stock Option and Award Plan provides for the grant of an aggregate of 3,500,000 shares of our Common Stock that are issuable upon the exercise of stock options or restricted share. Each option is exercisable for up to ten years at an option price of not less than the fair market value of our Common Stock on the date the option is granted, or for up to five years at an option price of not less than 110% of the fair market value of our Common Stock on the date the option is granted in the case of an officer or other key employee who owns, at the time the option is granted, more than 10% of our Common Stock. Restricted share awards constitute an immediate transfer of ownership to the recipient in consideration of the performance of services. Restricted share awards may be made for no additional consideration or for consideration of a payment by the participant that is less that the current fair market value of the Common Stock. As of December 31, 2002, 3,489,500 options had been granted and 221,350 options were outstanding under the 1998 Stock Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board of Directors established an Audit Committee in November 1998. The Audit Committee is presently composed of Messrs., Pefanis, Grossi and Mahood. The purpose of the Audit Committee is to oversee the retention, performance and compensation of the independent public accountants for the Company, and the establishment and oversight of the Company's systems of internal accounting and auditing control. The Audit Committee held one meeting in 2002.

         The Board of Directors established a Compensation Committee in April 1999. The Compensation Committee reviews the Company's compensation philosophy and programs, exercises authority with respect to the payment of salaries and incentive compensation to directors and executive officers and administers the Company's stock option plans. The Compensation Committee is composed of Messrs. Grossi, Mahood and Pefanis. The Compensation Committee held one meeting in 2002.

         As required under Item 402(j)(1)(iii) and 402(j)(3) of Regulation S-K, none of the members of the Compensation Committee had any relationship requiring disclosure under any paragraph of Item 404 of Regulation S-K.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

         The Company has retained Third Capital to provide certain professional and advisory services to the Company, including the services of Mr. Jarratt as Chairman of the Board and Chief Executive Officer, and Mr. Lewis as President and Chief Operating Officer. The Company pays Third Capital $85,000 per month (Third Capital voluntarily reduced this fee by 10%, commencing October 2001, however, there can be no assurance that Third Capital will continue to accept the reduced fee in the future) and reimburses Third Capital's out-of-pocket expenses for its services and direct expenses paid for by Third Capital on behalf of the Company. During 2002, the Company paid Third Capital a total of $918,000 for professional and advisory services, and paid an additional $216,603 for expenses in connection with the professional and advisory services performed by Third Capital. Mr. Jarratt is the Chief Manager and Chief Executive Officer, and Mr. Lewis is the Chief Operating Officer and General Counsel of Third Capital.

                             PRINCIPAL SHAREHOLDERS

         The following table includes, as of April 23, 2003, stock ownership for each shareholder known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, each director, director nominee and Named Executive Officer and all directors and executive officers of the Company as a group. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them (all shares have been adjusted to reflect the one for ten reverse stock split which was effective October 15,
2002).

                                        CONVERTIBLE
        NAME AND ADDRESS (1)                DEBT              OPTIONS             SHARES          PERCENTAGE (2)
Christopher J. Jarratt                   2,029,474 (3)        112,500 (4)         18,750 (5)
James G. Lewis                              --                105,000 (4)          4,280             3.0%
Mark D. Grossi                              --                  6,500 (6)           --                *
David G. Mahood                             --                  4,000 (6)           --                *
Terry N. Pefanis                            --                  3,000 (6)           --                *
Michael J. Chiodo                           --                    400 (4)            584              *
Scott G. Monson                             --                    400 (4)            193              *
Third Capital Partners, LLC
3773 Howard Hughes Parkway
Las Vegas, Nevada 89109                  2,029,474 (3)          --                10,000            58.4%
All Named Executive Officers
And Directors as a group                 2,029,474            231,800             33,807            62.9%

*    Less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners is c/o JB Oxford Holdings, Inc., 9665 Wilshire Boulevard, Suite 300, Beverly Hills, California 90212.

(2) Assumes the exercise of all options held by the shareholder, whether or not presently exercisable, and the conversion of all convertible debt into shares of Common Stock.

(3) Includes 1,280,410 shares of Common Stock issuable to Third Capital Partners, LLC ("Third Capital Partners") upon the conversion of $3.4 million of the Company's 9% Senior Secured Convertible Notes and 749,064 shares of Common Stock issuable to Third Capital Partners upon the conversion of $2.0 million of the Company's 9% Secured Convertible Notes. Mr. Jarratt, as Chief Manager and Chief Executive Officer of Third Capital Partners, has the sole right to vote, or direct the voting of, and the sole power to dispose or to direct the disposal of, of the shares of Common Stock owned by Third Capital Partners. See "Certain Relationships and Related Transactions."

(4) Options to purchase Common Stock granted pursuant to the Company's 1998 Stock Option and Award Plan. See "Stock Option Plans."

(5) Includes 4,000 shares of Common Stock owned by Mr. Jarratt's wife and 10,000 shares of Common Stock owned by Third Capital Partners.

(6) Options to purchase Common Stock granted under the Directors' Stock Plan. See "Stock Option Plans."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company retains Third Capital to furnish certain professional and advisory services to the Company, including the services of Messrs. Jarratt and Lewis. See "Executive Compensation."

         On January 9, 2001, the Company and Third Capital entered into a non-exclusive investment banking agreement to explore potential strategic transactions with other parties. Mr. Jarratt is the Chief Manager and Chief Executive Officer, and Mr. Lewis is the Chief Operating Officer and General Counsel of Third Capital. Third Capital will not receive any compensation under this agreement other than a contingent fee equal to a percentage of the consideration of a successful transaction. The Company will also reimburse Third Capital for its reasonable costs and expenses incurred in connection with its services under the agreement. The agreement has an initial term of six months with successive 90-day renewals after that. Either party may terminate the agreement for any reason at the conclusion of the initial six-month term or any 90-day renewal period. Third Capital has waived its finder's fee, to which it is otherwise entitled, with respect to each of the four asset acquisitions the Company has engaged in over the past year. Again, there can be no assurance that Third Capital will continue to waive the finder's fee in future acquisitions.

         In June 1998, the Company issued a $3,418,696 Senior Secured Convertible Note and a $2,000,000 Secured Convertible Note, to Third Capital Partners, LLC, which were initially due December 31, 1999. See Convertible Notes Section below

         On December 13, 2000, the Company loaned Third Capital Partners, LLC $2,500,000. The loan bears interest at 9.25% payable monthly with the principal amount due on December 31, 2003. Third Capital Partners, LLC is a significant shareholder of the Company. See "Stock Ownership of Certain Shareholders and Management." In addition, Mr. Jarratt is the Manager and a member, and Mr. Grossi is a member, of Third Capital Partners, LLC.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following summary description of our capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws"), filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

         We are authorized to issue an aggregate of one hundred million (100,000,000) shares of common stock. As of October 31, 2003 there were 1,626,695 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock which we may designate and issue in the future. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in any offering pursuant to this prospectus will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "JBOH."

PREFERRED STOCK

         We are authorized to issue an aggregate of ten million (10,000,000) shares of convertible preferred stock, of which 9,800,000 remain available for issuance. We currently have no shares of preferred stock outstanding. Our Charter provides that the preferred stock shall carry a minimum of a 6% cumulative dividend, shall have a ten dollar ($10.00) par value and a ten dollar ($10.00) liquidation preference. Our Charter also provides that the Board of Directors shall determine the applicable cumulative dividend for such stock issued at meeting(s) called for that purpose. Holders of preferred stock have no preemptive, subscription, redemption or conversion rights. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

CONVERTIBLE NOTES

         In June 1998, the Company issued a $3,418,696 Senior Secured Convertible Note and a $2,000,000 Secured Convertible Note, to Third Capital Partners, LLC, which were initially due December 31, 1999. In February 2003, both notes were extended for an additional year to December 31, 2003 pursuant to a Note Extension Agreement between the Company and Third Capital Partners, LLC. As consideration for the extension, and to reflect the effect of the reverse split which occurred in October 2002, the conversion rate on the Notes was adjusted to $2.67 per share, which was the closing price of the Company's common stock on the Nasdaq SmallCap Market on December 31, 2002. Under the adjusted conversion rate, the Notes are convertible into 2,029,474 shares of common stock. Mr. Jarratt is the Manager and a member of Third Capital Partners, LLC.

CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

         Our By-laws provide that:

         o the Board shall be fixed from time-to-time by resolution of the Board; and

         o vacancies on the Board of Directors may be filled by a majority of the remaining Directors, or by a sole remaining Director, or by the shareholders except that a vacancy created by the removal of a Director by the vote or written consent of the shareholders may be filled only by a the vote of a majority of the shares entitled to vote.

         The By-laws provide for a Board of Directors consisting of no less than three (3) but no more than seven (7) Directors. The number of Directors may be increased beyond seven (7) only by approval of our outstanding shares. Our Directors shall be elected at the annual meeting of the shareholders and shall serve until the next succeeding annual meeting and until their successors have been elected and qualified.

         Under the By-laws, special meetings of the shareholders may be called by the Chairman of the Board, the President, any Vice-President, the Board, or one or more shareholder holding not less than one-fifth (1/5) of the voting power of our corporation, and only matters set forth in the notice calling any such meeting may be considered at the meeting. The By-laws provide that stockholder actions must be taken at a meeting at which a quorum of shareholders is present in person or by proxy and that shareholders will not be entitled to take action by written consent in lieu of a meeting. The By-laws provide that the Board of Directors may postpone a scheduled shareholders' meeting, and the Chairman of the Board may adjourn a shareholders' meeting even if a quorum is present. Nominations for election to the Board of Directors may be made at a meeting of shareholders only (i) by or at the direction of the Board, (ii) by any nominating committee or person appointed by the Board or (iii) by any shareholders entitled to vote for the election of directors at the meeting who complies with the notice procedures outlined in the By-laws. Stockholder nominations of director nominees must be submitted to our Secretary not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given, notice by the stockholder must be received not later than the close of business on the tenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first.

         The foregoing provisions could have the effect of delaying until the next annual shareholders meeting stockholder actions which are favored by the holders of a majority of our then outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called shareholders' meeting, and not by written consent.

         The By-laws may be amended at any time by a majority vote of the Board or shareholders, except that any of the following amendments require the approval of three-fourths (3/4) of the Board or then outstanding-shares:

         o any amendment reducing the percentage of outstanding shares required to constitute a quorum for the transaction of business or required to authorize any stockholder action;

         o any amendment reducing the number of directors required to constitute a quorum for the transaction of business or required to authorize any action on the part of the board;

         o        any  amendment   increasing   or  decreasing   the  number  of
                  directors;

         o any amendment imposing or eliminating any stock transfer, restriction or mandatory stock purchase obligations;

         o        any amendment to the "Amendments to Bylaws" section.

         The Articles of Incorporation provide that an affirmative vote of a majority of the shares entitled to vote on any matter is required to amend the certificate of incorporation.

                   LIMITATION OF LIABILITY AND INDEMNIFICATION

         Utah law limits a director's liability for monetary damages, except for breach of a director's duties under certain circumstances. Our Articles of Incorporation and By-laws contain provisions limiting a director's liability for monetary damages to the fullest extent permitted by Utah law. Our Articles of Incorporation and By-laws also require us to indemnify our directors, and permit us to indemnify our officers, employees' fiduciaries and other agents, to the fullest extent permitted under Utah law. These provisions do not limit or eliminate our or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a Director's liability under federal securities laws. The Articles of Incorporation and By-laws also contain provisions indemnifying our Directors and officers to the fullest extent permitted under Utah law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as Directors.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Transfer Online, Portland, Oregon.

                              PLAN OF DISTRIBUTION

         This prospectus relates to 10,000,000 shares of common stock that we may issue from time to time in connection with acquisitions of assets or businesses. We intend to concentrate our acquisitions in areas related to or that would complement or expand our current business. We will furnish this prospectus to the owners of such businesses, assets or securities to be acquired. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus. As of the date of this Prospectus, we have issued 707,407 shares of common stock under the Registration Statement of which this Prospectus is a part in connection with acquisitions, which have now been adjusted to 70,741 shares as a result of the 1 for 10 reverse stock split effective October. 9,292,593 shares of common stock remain available for issuance hereunder.

         We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

         The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between our representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of our common stock issued in any such acquisition will be offered at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares.

         We do not expect to pay underwriting discounts or commissions, although we may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

         In an effort to maintain an orderly market in the common stock or for other reasons, we may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. We anticipate that, in general, negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

         We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific acquisition. In addition, if an acquisition has a material financial effect upon us, a current report on Form 8-K and/or a post-effective amendment to the registration statement of which this prospectus is a part will be filed subsequent to the acquisition. The current report and/or post-effective amendment will contain financial and other information about the acquisition which is material to subsequent acquirers of the common stock offered by this prospectus, including, if applicable, pro forma information for us and historical financial information about the entity being acquired.

                              SELLING SHAREHOLDERS

         The common stock offered by this prospectus is being registered under the Securities Act of 1933, but except as provided below, this registration does not cover the resale or distribution by persons who receive common stock issued by us in our acquisitions.

         Although this prospectus generally does not cover such resales, individuals and entities that are not affiliates (as that term is defined in Rule 144 under the Securities Act) of the entity being acquired and who do not become affiliates of our company will not be subject to resale restrictions under Rule 145 and, unless otherwise contractually restricted, may resell shares of our common stock immediately following the acquisition without an effective registration statement under the Securities Act.

         Affiliates of entities acquired by us who do not become affiliates of our company as a result of the acquisition may only resell shares received under this prospectus if the resale is made pursuant to an effective registration statement under the Securities Act, or if it is made in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of that act. Generally, Rule 145 permits affiliates of the acquired entity to resell such shares, immediately following the acquisition in compliance with certain volume limitations and manner-of-sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (1) one percent of the shares of our common stock outstanding and (2) the average weekly reported volume of trading of shares of our common stock on the Nasdaq SmallCap Market and all other national securities exchanges during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply under most circumstances if the affiliate has held the common stock for at least two years, provided that the person or entity is not then an affiliate of our company. The ability of affiliates to resell shares of our common stock under Rule 145 will be subject to our company having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale.

         Notwithstanding the foregoing, we may, on a case by case basis agree to allow certain persons who receive large blocks of our common stock in any future acquisitions covered by this prospectus to resell their shares of common stock pursuant to this prospectus. However, no person who receives the securities covered by this prospectus will be authorized to use this prospectus for an offer of such securities without first obtaining our written consent, which consent may be withheld in our sole discretion. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

         We will provide the information identifying any people reselling securities under this prospectus and will disclose information about them and the securities they are reselling in a prospectus supplement as may then be required by the Securities Act and the rules of the Securities and Exchange Commission. Selling shareholders that use this prospectus to sell shares may sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices.

         Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

         Selling shareholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

         We will not receive any portion of the proceeds from the sale of shares of common stock by any selling shareholder.

         We may agree to pay some of the costs and expenses of the registration of the shares of common stock offered by this prospectus, except that the selling shareholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares. We may agree to keep the registration statement relating to the offering and sale by the selling shareholders of the shares of common stock continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, our common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common stock may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Because the Selling Shareholder may dispose of all or a portion of shares, we cannot estimate the number of shares that will be held by the Selling Shareholder upon termination of any such disposition. In addition, the Selling Shareholder identified above may sell, transfer or otherwise dispose of all or a portion of the shares of common stock that it owns in transactions exempt from the registration requirements of the Securities Act, subject to applicable restrictions on transferability imposed by our policy. See "Plan of Distribution."

                                  LEGAL MATTERS

         Shumaker, Loop & Kendrick, LLP, Tampa, Florida, will deliver an opinion as to the validity of the common stock being offered hereby.

                                     EXPERTS

         The consolidated financial statements of JB Oxford Holdings, Inc. appearing in JB Oxford Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Our Board of Directors and Audit Committee replaced Arthur Andersen LLP, our previous independent public accountants, with Ernst & Young, LLP, effective June 27, 2002, to serve as our independent auditors for fiscal year 2002. Arthur Andersen LLP has informed us that it will no longer be able to issue written consents to the inclusion of its reports in our registration statements and has not consented to the incorporation by reference of its reports on our financial statements for the fiscal years ended December 31, 2001 and December 31, 2000 in this prospectus and elsewhere in this registration statement. Rule 437a of the Securities Act of 1933, as amended, permits us to include these reports on the financial statements incorporated by reference in this prospectus and elsewhere in the registration statement without the consent of Arthur Andersen LLP. Because Arthur Andersen LLP has not consented to the incorporation by reference of its reports in this prospectus and elsewhere in the registration statement, your ability to recover for claims against Arthur Andersen LLP will be limited. In particular, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

                              AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington D.C. 20549. Investors may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1(800)SEC-0330. This information also is available at the SEC's World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We filed a Registration Statement on Form S-4 under the Securities Act with the SEC in Washington, D.C. relating to the common stock covered by this prospectus which is to be offered from time to time in connection with future acquisitions by us of the assets, securities or businesses of other companies. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, certain portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock covered hereby, we refer investors to the Registration Statement, the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

         This prospectus incorporates important business and financial information about us that is not included in this prospectus. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, all of which we have previously filed with the SEC:

         o Our Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2002;

         o        Our  Proxy   Statement   for  the  2003   annual   meeting  of
                  shareholders; and

         o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.


         The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

         This prospectus is accompanied by our Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2002 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation generally provide for the maximum indemnification of a corporation's officers and directors as permitted by law in the State of Utah. Utah law empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except in the case of an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.

         A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. The corporation, unless ordered by a court or advanced pursuant to this section, must make any indemnification under this section, only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by a majority vote of a quorum consisting of Directors who are not parties to the proceeding; (b) by a majority vote of the shareholders of the votes entitled to be cast by holders of qualified shares present in person or by proxy at a meeting; (c) by special legal counsel; or (d) by the court in which the proceeding is or was pending, on application made by the Company or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the Company.

         The Articles of Incorporation, the By-laws or an agreement made by the Company may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. Further, we may enter into agreements of indemnification with our directors and officers to provide for indemnification to the fullest extent permitted under Utah law.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENTS.

         The registration statement is listed in the exhibit index which appears elsewhere herein and is incorporated herein by reference.

ITEM 22.          UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of
                  Registration   Fee"  table  in  the   effective   registration
                  statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (c) The undersigned Registrant hereby undertakes the following:

         (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, JB Oxford Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Los Angeles, State of California, on December 5, 2003.


                                             JB OXFORD HOLDINGS, INC.


                                             /s/ CHRISTOPHER L. JARRATT
                                                 Christopher L. Jarratt
                                                 Chairman of the Board and
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of JB Oxford Holdings, Inc. and in the capacities and on the date indicated:

/s/      CHRISTOPHER L. JARRATT                     *__________________________________________
         Christopher L. Jarratt                                  James G. Lewis
         Chairman of the Board and                     President, Chief Operating Officer and
         Chief Executive Officer Director                         Director

/s/      MICHAEL J. CHIODO                          *__________________________________________
         Michael J. Chiodo                                    Mark M. Grossi, Director
         Chief Financial Officer, Treasurer,
         Chief Accounting Officer

                                                    *__________________________________________
                                                             David G. Mahood, Director

                                                    *__________________________________________
                                                             Terry N. Pefanis, Director


December 5, 2003


* By: /s/ Christopher L. Jarratt
          Christopher L. Jarratt


  By: /s/ Michael J. Chiodo
          Michael J. Chiodo

As  attorneys  in fact  pursuant  to
the  power  of  attorney  contained  in
the registration statement filed on
October 17, 2001.

EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
2.1*           Purchase  Agreement  dated as of May 21,  1998 by and  among  the
               Company,  Third  Capital  Partners,   LLC,  a  Tennessee  limited
               liability company,  3421643 Canada Inc., a Canadian  corporation,
               Felix A.  Oeri and Oeri  Finance  Inc.  (incorporated  herein  by reference  to Exhibit 2.1 of JBOH's  Current  Report on Form 8-K,
               dated June 18, 1998, filed with the SEC).

3.1*           Articles of Incorporation  of JBOH, as amended,  October 16, 1990
               (incorporated  herein by reference to Exhibit 1 of JBOH's Current
               Report on Form 8-K, dated October 30, 1990, filed with the SEC).

3.2* By-Laws of JBOH, as amended November 24, 1998 (incorporated herein by reference to Exhibit 3.2 of JBOH's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the
               SEC).

4.1* 9% Secured Convertible Note Due December 31, 1999 in the principal amount of $2,000,000 between the Company and Third
               Capital Partners, LLC (incorporated herein by reference to Exhibit 4.1 of JBOH's Current Report on Form 8-K, dated June 18,
               1998, filed with the SEC).

5.1 * Opinion of Shumaker, Loop & Kendrick, LLP with respect to the legality of the shares being offered.

10.1*          Standard Office Lease between St. George Beverly Hills,  Inc. and
               OTRA  Clearing,  Inc.,  dated  January 31, 1992, to lease Beverly
               Hills office space  (incorporated  herein by reference to Exhibit
               10.3 of JBOH's  Annual  Report  on Form  10-K for the year  ended
               December 31, 1991, filed with the SEC).

10.2*          Data Service Agreement between Securities Industry Software Corp.
               and OTRA Clearing, Inc., dated June 8, 1992 (incorporated herein by reference to Exhibit 10 of JBOH's Quarterly Report on Form
               10-Q for the period ended June 30, 1992, filed with the SEC).

10.3* Assignment and Assumption Agreement for Beverly Hills office space between JBOH and RKSI, executed as of December 31, 1993
               (incorporated  herein by  reference  to Exhibit  10.8 of the JBOH
               Form 10-K  filed  with the SEC for the year  ended  December  31,
               1993).

10.4*          Commercial office lease Agreement between Bank of Communications.
               and & Company, executed as of June, 1995, to lease New York office space (incorporated herein by reference to Exhibit 10.1 of the JBOH Form 10-Q filed with the SEC for the quarter ended June
               30, 1995).

10.5*          Commercial   office  lease  Agreement   between  Brickell  Square
               Corporation  Limited and Holdings,  Inc., executed as of February
               21, 1996,  to lease Miami office space,  (incorporated  herein by reference  to Exhibit  10.16 of the JBOH Form 10-K filed with the
               SEC for the year ended December 31, 1995).

10.6*          Revocable  Government Trust  Agreement,  dated as of February 18,
               1999, by and between  Holdings,  Inc. and Third Capital Partners,
               LLC, as Trustee (incorporated herein by reference to Exhibit 10.1 of the JBOH Current Report on Form 8-K, dated March 8, 1999, filed with the SEC).

10.7* Extension Agreement dated November 8, 1999, between the Company and Third Capital Partners, LLC, extending the maturity date of the 9% Senior Secured Convertible Note in the principal amount of $3,418,969 (incorporated herein by reference to Exhibit 4.3 of the JBOH Form 10-Q filed with the SEC for the quarter ended
               September 30, 1999).


EXHIBIT NO.                DESCRIPTION
10.8*          Extension  Agreement dated November 8, 1999,  between the Company and Third Capital Partners,  LLC,  extending the maturity date of the 9%  Secured  Convertible  Note  in the  principal  amount  of
               $2,000,000  (incorporated  herein by  reference to Exhibit 4.4 of the JBOH  Form  10-Q  filed  with the SEC for the  quarter  ended
               September 30, 1999).

10.9*          Amendment  No. 6 to  Commercial  office lease  Agreement  between
               Arden Realty Limited  Partnership  and & Company,  executed as of
               December 21, 2000, to lease Beverly Hills office space, filed herewith.

10.10*         Amendment  No. 7 to  Commercial  office lease  Agreement  between
               Arden Realty Limited  Partnership  and & Company,  executed as of
               March 21, 2001, to lease Beverly Hills office space, filed herewith.

10.11*         Commercial   office  lease   Agreement   between   Kennedy-Wilson
               Properties,  Ltd. and & Company, executed as of January 18, 2001, to lease Beverly Hills office space, filed herewith.

10.12* Extension Agreement dated December 13, 2000, between the Company and Third Capital Partners, LLC, extending the maturity date of the 9% Senior Secured Convertible Note in the principal amount of $3,418,969.

10.13* Extension Agreement dated December 13, 2000, between the Company and Third Capital Partners, LLC, extending the maturity date of the 9% Secured Convertible Note in the principal amount of $2,000,000, filed herewith.

13.1*          Annual report to security holders on Form 10-K for the year ended
               December 31, 2000

13.2*          Form 10-Q for the period ended March 31, 2001

13.3*          Form 10-Q for the period ended June 30, 2001

13.4*          Form 10-Q for the period ended September 30, 2001

13.5           Annual report to security holders on Form 10-K for the year ended
               December 31, 2002

13.6 Annual report to security holders on Form 10-K/A for the year ended December 31, 2002

13.7           Proxy statement for the 2003 annual meeting of shareholders

13.8           Form 10-Q for the period ended March 31, 2003

13.9           Form 10-Q for the period ended June 30, 2003

13.10          Form 10-Q for the period ended September 30, 2003

21.1*          List of Subsidiaries

23.1           Consent of Ernst & Young, LLP.

23.2*          Consent of Shumaker,  Loop & Kendrick,  LLP  (included in Exhibit
               5.1)

24.1*          Power of Attorney (included in signature page)

28* Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 28 of JBOH's Annual Report on Form 10-K for the year ended December 31, 1988, filed with the SEC).


*        previously filed